# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Leafly Holdings, Inc., CIK 0001785592
CUSIP: 52178J303
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 113 CHERRY STREET, PMB 88154, SEATTLE, Washington (WA), 98104
Date of event which requires filing of this statement: 09/25/2025
Filed by CIK 0002094052
Persons authorized to receive notices and communications: Hinojosa James C, 1578 stilwell rd, Apt D, San Francisco, California (CA), 94129, 562-551-1255

## Reporting persons
- Hinojosa James C (CIK 0002094052): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 629; shared voting power 0; sole dispositive power 629; shared dispositive power 0; aggregate amount beneficially owned 629 (10.024% of the class)
  Comment: None

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Leafly Holdings, Inc.
Address of issuer's principal executive offices: 113 CHERRY STREET, PMB 88154, SEATTLE, Washington (WA), 98104
Comment: None

## Item 2. Identity and Background
Name of person filing: Hinojosa James C
Residence or business address: 1578 Stilwell Rd, San Francisco, CA 94129
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were acquired with personal funds of the Reporting Person. No funds were borrowed or obtained from any third party in connection with the acquisition of the securities.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities reported herein for investment purposes. The Reporting Person may engage in discussions with the Company's management, Board of Directors, other stockholders, and third parties regarding the Company's business, operations, capital structure, governance, management, strategic direction, and potential transactions. The Reporting Person may seek to influence or effect changes in the Company's business, operations, governance, or management, including through stockholder action, and may from time to time consider various alternatives with respect to the securities of the Company, including increasing or decreasing the Reporting Person's position, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Approximately 10.024% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 629 shares of Common Stock.
Transactions in the class effected during the past sixty days: The securities reported herein were acquired in open market transactions at prevailing market prices.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 09/25/25

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer other than those described herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Hinojosa James C: Hinojosa James C, Individual (01/26/2026)
Comment: None